UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of MAY 2008

BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐  No ☒

Contact:
Blue Square-Israel Ltd.
Dror Moran, CFO
Toll-free telephone from U.S. and Canada: 888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: cfo@bsi.co.il

BLUE SQUARE - ISRAEL LTD. REPORTS FINANCIAL
RESULTS FOR THE FIRST QUARTER OF 2008

- Despite Timing of Passover Holiday, the Success of Mega in Town Brought Sales Up 7.5%
With 27.7% Gross Margin, 5.0% Operating Margin -

ROSH HA’AYIN, Israel - May 29, 2008 - Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced unaudited results for the first quarter ended March 31, 2008.

NOTE: IFRS - International Financial Reporting Standard
All financial results reported in this release are presented for the first time in accordance with International Financial Reporting Standards (“IFRS”).

Results for the First Quarter
Revenues: Revenues for the quarter increased by 7.5% to NIS 1,821.2 million (U.S. $512.6 million) (a) compared to NIS 1,693.5 million in the first quarter of 2007. The increase reflected: 1) the addition of 15,436 square meters of selling space through the opening of eleven new supermarkets during the twelve month period; 2) the ongoing expansion of operations of Bee Group Retail (“Bee Group”) (formerly Kfar Ha’Shaashuim), including the consolidation during the year of the revenues of Vardinon Textile Ltd. (TASE: WRDT) (“Vardinon”) and Naaman Porcelain Ltd. (TASE: NAMN) (“Naaman”) since the second and the fourth quarter of 2007, respectively; 3) the consolidation since the fourth quarter of 2007 of Eden Briyut Teva Market Ltd. (“Eden Teva”); and 4) the 1.1% rise in Same Store Sales, which derived from the quarter’s increase in food prices, countered by the timing of the Passover buying season, which fell entirely in the second quarter of 2008 but partially in the first quarter of 2007.

Gross Profit: Gross profit for the first quarter increased by 13.5% to NIS 503.6 million (U.S. $141.7 million) compared to NIS 443.6 million in the first quarter of 2007. Gross margin for the period increased to 27.7% compared to 26.2% in the parallel quarter of 2007, reflecting improved agreements with suppliers; the success of the Mega In Town format, reducing the weight of hard discount sales due to the decrease in sales of the Shefa Shuk and Mega chains; and the higher gross margin of sales generated by the Company’s subsidiary Bee Group Retail. This was moderated by a strongly competitive environment.

Revaluation of Investment Property: In compliance with the IFRS Accounting Standard, the Company adjusts the value of its investment property according to Fair Market Value. As such, in the first quarter of 2008, the Company recorded non-cash income of NIS 12.7 million (U.S. $3.6 million).

Selling, General, and Administrative Expenses: Selling, General, and Administrative expenses for the quarter increased by 16.9% to NIS 426.1 million (U.S. $119.9 million) (23.4% of revenues) compared to NIS 364.3 million (21.5% of revenues) in the first quarter of 2007. The increase derived mainly from the expenses of opening new stores, and the expenses of the companies which were consolidated into Blue Square’s results of the first quarter of 2008 but not in the parallel quarter of 2007. In addition, operating expenses such as rent and municipal taxes increased due to the increase in the Israeli CPI.

Operating Income: Operating income for the quarter increased by 13.8% to NIS 90.2 million (U.S. $25.4 million) from NIS 79.3 million in the first quarter of 2007. The increase reflects the period’s higher revenues, gross profit and non-cash income from the revaluation of investment properties, mitigated somewhat by increased operating expenses. Operating margin for the period was 5.0% compared to 4.7% in the first quarter of 2007. Excluding the income derived from the revaluation of investment property, operating margin for the first quarter was 4.3%.

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization): EBITDA for the quarter was NIS 114.0 million (U.S. $32.1 million) compared to NIS 112.8 million in the first quarter of 2007. EBITDA margin for the period was 6.3% compared to 6.7% in the parallel period of 2007.

Financial Expenses (net): Financial expenses (net) for the quarter were NIS 8.2 million (U.S. $2.3 million) compared to NIS 36.7 million in the first quarter of 2007. This significant decrease reflected the Company’s adoption of the IFRS standard, which mandates the presentation of financial instruments at Fair Market Value with changes in value accounted for as financial income or expense. During the first quarter of 2008, the Company recorded financial income of approximately NIS 11.3 million (U.S. $3.2 million) related to the revaluation of its holdings in financial instruments, compared to the parallel quarter of 2007, in which its financial expenses connected with financial instruments totaled approximately NIS 28.7 million. This reduction in financial expenses was partially mitigated by an increase associated with the period’s changes in the value of its debt attributable to the increase in Israel’s “Known” price index.

Taxes on Income: Taxes on income for the quarter were NIS 15.8 million (U.S. $4.5 million), a decrease of 30.4% compared to NIS 22.7 million in the first quarter of 2007. The effective tax rate for the quarter declined to 19.6% compared to 52.4% for the first quarter of 2007, reflecting the fact that the Company, in compliance with the IFRS, did not record tax liability from the revaluation of its financial instruments to Fair Value.

Net Income: Net income for the first quarter of 2008 was NIS 65.0 million (U.S. $18.3 million), an increase of 214.7% compared to NIS 20.7 million for the first quarter of 2007. The increase of net income, reflects the significant improvment and the reduction of financial expenses, as explained above. The portion of the net profit attributable to shareholders, as calculated in accordance with the IFRS, was NIS 58.1 million (U.S. $16.4 million), or NIS 1.34 per ADS (U.S. $0.38), while the portion attributable to the share of minority interests was NIS 6.9 million (U.S. $2.0 million).

Other
•	The Company’s Same Store Sales for the first quarter of 2008 increased by 1.1%.
•	During the quarter, the Company opened three supermarkets, adding a net total of 4,235 square meters to the chain.
•
Since the second half of March 2008, the media has published reports that certain sectors within Israel’s ultra-Orthodox population segment are considering the declaration of a boycott against Blue Square's Shefa Shuk chain.

Although the Company is unaware of any such public declaration, since the end of March 2008, the Company has experienced a significant decrease in the sales of several Shefa Shuk stores which appeal to the ultra-Orthodox community and/or are located within ultra-Orthodox neighborhoods. The decrease in sales in these stores did not make a material impact on the Company’s financial results for the first quarter of 2008; however it is possible that changes in the situation may create an effect on the Company as 2008 progresses. Management is currently finalizing alternative strategies for addressing potential developments.

Comments of Management

Commenting on the results, Mr. Zeev Vurembrand, Blue Square’s President and CEO said, “We are pleased to report another solid quarter, reflecting the continued success of our Mega In Town brand.”

“Since I took over as CEO in March 2008, our focus has been to form a comprehensive strategy for driving the Company’s long-term growth and establishing leadership of Israel’s supermarket and retail markets. Although we have not yet finalized the plan, we have already begun working on one of its key action items: the improvement of our flagship Mega brand through innovative marketing and improvements in the supply chain. As part of this effort, we will soon be opening our first supermarket targeting the Arab sector while also launching a variety of customer loyalty, financial services and other initiatives. For the medium-to-long term, our goals include the build-out of our ‘Bee’ retail brand into a nationwide chain of housewares, textiles, children/babies and toy stores. In parallel, we will expand Eden Teva, our organic chain, significantly to build on our early lead in Israel’s emerging market for organic and health food. We believe the combination of these initiatives will drive continuous growth and success for Blue Square, enabling us to deliver significant value to our shareholders over the long term."

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at March 31, 2008: U.S. $1.00 equals NIS 3.553. The translation was made solely for the convenience of the reader.

##

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 188 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F/A and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

 BLUE SQUARE - ISRAEL LTD.
INTERIM CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2008

	December 31,	March 31,		Convenience translation March 31,
	2007	2007	2008	2008
	Unaudited
	NIS			U.S. dollars
	In thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	56,410	127,522	53,196	14,972
Short-term investments	199,394	64,831	187,044	52,644
Short-term bank deposit	103,498	531,866	1,834	516
Trade receivables	776,251	766,134	802,856	225,966
Other accounts receivable	99,841	251,894	264,514	74,445
Income taxes receivable	23,062	19,779	25,013	7,040
Inventories	453,944	441,956	556,592	156,654
	1,712,400	2,203,982	1,891,049	532,237

NON-CURRENT ASSETS:
Long-term receivables	48,289	16,426	2,874	3,612
Embedded derivative	10,500	-	5,250	1,478
Prepaid expenses in respect of operating lease	199,679	204,172	198,181	55,779
Investments in investee companies	4,948	5,386	5,076	1,429
Investment property	315,778	281,149	388,098	109,231
Intangible assets, net	280,420	92,399	287,945	81,043
Fixed assets, net	1,613,515	1,524,140	1,652,829	462,389
Deferred taxes	36,167	33,252	39,022	10,983
	4,221,696	4,360,906	4,470,324	1,258,181

BLUE SQUARE - ISRAEL LTD.
INTERIM CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2008

	December 31,	March 31,		Convenience translation March 31,
	2007	2007	2008	2008
	Unaudited
	NIS			U.S. dollars
	In thousands

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit From banks and others	171,010	155,813	167,338	47,098
Current maturities of convertible debentures	69,859	37,347	70,987	19,979
Trade payables	973,461	997,549	1,024,668	288,395
Other accounts payable	447,729	563,815	604,671	170,186
Income taxes payable	2,905	359	4,480	1,261
Dividend payable	-	60,000	3,945	1,110
	1,664,964	1,814,883	1,876,089	528,089
LONG-TERM LIABILITIES:
Loans from banks	260,134	177,422	248,444	69,925
Convertible debentures	169,897	303,669	145,688	41,004
Debentures	772,827	827,350	776,684	218,599
Derivatives instruments	9,968	8,005	11,619	3,270
Liabilities in respect of employee benefits, net	35,986	32,854	37,023	10,420
Deferred taxes	60,240	44,197	61,299	17,253
	1,309,052	1,393,497	1,280,757	360,471
SHAREHOLDERS’ EQUITY:
Share capital -
Ordinary shares of NIS 1 par value	57,094	54,996	57,094	16,069
Additional paid-in capital	1,019,348	873,086	1,020,594	287,541
Accumulated deficit	(106,833)	(17,980)	(48,456)	(13,931)
	969,609	910,102	1,029,232	289,680
Minority interest	278,071	242,424	284,246	80,002

Total equity	1,247,680	1,152,526	1,313,478	369,681

Total liablilities and shareholders’ equity	4,221,696	4,360,906	4,470,324	1,258,181

BLUE SQUARE - ISRAEL LTD.
INTERIM CONSOLIDATED INCOME STATEMENT
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008

	December 31,	For the three months ended March 31,		Convenience translation for the three months ended March 31,
	2007	2007	2008	2008
	Unaudited
	NIS			U.S. dollars
	In thousands

Revenues from sales	6,982,228	1,693,456	1,821,158	512,569
Cost of sales	5,129,578	1,249,851	1,317,604	370,843

Gross profit	1,852,650	443,605	503,554	141,726

Net gain from adjustment of investment property to fair value	10,456	-	12,745	3,587

Selling, general and administrative expenses	1,559,292	364,339	426,067	119,918

Operating income	303,814	79,266	90,232	25,395

Other income (expenses), net	(837)	214	(1,253)	(353)
Finance income	50,279	14,938	29,227	8,226
Finance expenses	(107,842)	(51,637)	(37,471)	(10,546)
Equity in earnings of investee companies, net	186	625	127	36

Income before taxes on income	245,600	43,406	80,862	22,758

Taxes on income	69,779	22,740	15,824	4,454

Net income	175,822	20,666	65,037	18,304

Attributable to:
Equity holders of the parent	143,628	12,483	58,109	16,354
Minority interests	32,194	8,183	6,929	1,950

Net income per Ordinary share or ADS:
Basic	3.39	0.31	1.34	0.38
Fully diluted	3.39	0.31	0.85	0.24

Weighted average number of shares or ADS used for computation of income per share:
Basic	42,355,339	40,460,766	43,372,820	43,372,820
Fully diluted	45,134,184	45,125,965	44,793,242	44,793,242

BLUE SQUARE - ISRAEL LTD.
SELECTED OPERATING DATA
FOR THE THREE MONTH PERIOD
ENDED MARCH 31, 2008
(UNAUDITED)

	For the three months ended March 31,		Convenience translation(a) for the three months ended March 31,
	2007	2008	2008
	Unaudited
	NIS		U.S. dollars

Sales (in millions)	1,693.5	1,821.2	512.6

Operating income (in millions)	79.3	90.2	25.5
Operating income net of revaluation of investment property (in millions)	79.3	77.5	21.8

EBITDA (in millions)	112.8	114.0	32.1

EBITDA margin	6.7%	6.3%	NA

Increase in same store sales*	5.1%	1.1%	NA

Number of stores at end of period	177	188	NA
Stores opened during the period	2	3	NA

Total square meters at end of period	331,504	346,940	NA
Square meters added during the period, net	8,200	4,235	NA

Sales per square meter	4,969	4,954	1,392

Sales per employee (in thousands)	234	237	66

* Compared with the same period in the prior fiscal year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Dated: May 29, 2008	BLUE SQUARE – ISRAEL LTD.

	By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary